

NEWS RELEASE

FOR IMMEDIATE RELEASE

February 9, 2011

CAPITOL FEDERAL FINANCIAL, INC.
REPORTS FIRST QUARTER 2011 RESULTS

Topeka, KS - Capitol Federal Financial, Inc. (NASDAQ: CFFN) (the "Company") announced results today for the quarter ended December 31, 2010. Detailed results of the quarter are available in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, which is expected to be filed with the Securities and Exchange Commission on February 9, 2011 and posted on our website, http://ir.capfed.com.

In December 2010, Capitol Federal Financial completed its conversion from a mutual holding company form of organization to a stock form of organization. Capitol Federal Financial, which owned 100% of Capitol Federal Savings Bank (the "Bank"), was succeeded by Capitol Federal Financial, Inc., a new Maryland corporation. As part of the corporate reorganization, Capitol Federal Savings Bank MHC's ownership interest of Capitol Federal Financial was sold in a public stock offering. Capitol Federal Financial, Inc. sold 118,150,000 shares of common stock at $10.00 per share. The publicly held shares of Capitol Federal Financial were exchanged for new shares of common stock of Capitol Federal Financial, Inc. The exchange ratio was 2.2637 and ensured that immediately after the corporate reorganization the public stockholders of Capitol Federal Financial owned the same aggregate percentage of Capitol Federal Financial, Inc. common stock that they owned of Capitol Federal Financial common stock immediately prior to that time. The net proceeds from the stock offering were $1.13 billion, of which 50%, or $567.4 million, was contributed to the Bank as a capital contribution, as required by Office of Thrift Supervision ("OTS") regulations. The other 50%, or $567.4 million, remained at Capitol Federal Financial, Inc., of which $40.0 million was contributed to the Bank's charitable foundation, Capitol Federal Foundation (the "Foundation"), and $47.3 million was used to purchase Capitol Federal Financial, Inc. shares for the Bank's employee stock ownership plan ("ESOP"). References in this release to the Company prior to the corporate reorganization refer to Capitol Federal Financial.

Comparison of Operating Results for the Quarters Ended December 31, 2010 and 2009

For the quarter ended December 31, 2010, the Company recognized a net loss of $11.3 million, compared to net income of $21.0 million for the same period in the prior fiscal year. The net loss was due to the $40.0 million ($26.0 million, net of income tax benefit) contribution to the Foundation made in connection with the corporate reorganization. Excluding the contribution to the Foundation and related income tax benefit, net income for the quarter was $14.7 million, which was a decrease of $6.3 million compared to the same quarter in the prior year. The decrease between the two quarters, excluding the contribution, was the result of a $6.8 million decrease in other income due primarily to no gains on the sale of securities in the current year quarter, and a $4.9 million decrease in net interest income before provision for loan losses, partially offset by a $2.5 million decrease in provision for loan losses. The net interest margin for the current quarter was 1.88% compared to 2.19% for the same period in the prior fiscal year. The 31 basis point decrease in the net interest margin was due primarily to an increase in the average balance of interest-earning assets at lower yields compared to the prior year quarter.

The following table presents selected financial results and performance ratios for the Company for the quarter ended December 31, 2010. Because of the magnitude and non-recurring nature of the $40.0 million contribution to the Foundation in connection with the corporate reorganization, management believes it is important for comparability purposes to present selected financial results and performance ratios excluding the contribution to the Foundation. **The adjusted financial results and ratios are not presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").**

	For the Three Months Ended December 31, 2010		
	Actual (GAAP)	**Contribution to Foundation**	**Adjusted [1] (Non-GAAP)**
	(Dollars in thousands, except per share data)		
Financial results and ratios:			
Net (loss) income [2]	($11,258)	($26,000)	$14,742
Operating expenses	63,338	40,000	23,338
Basic (loss) earnings per share	(0.07)	(0.16)	0.09
Diluted (loss) earnings per share	(0.07)	(0.16)	0.09
Return on average assets (annualized)	(0.51)%	(1.18) %	0.67 %
Return on average equity (annualized)	(4.13)	(9.54)	5.41
Efficiency ratio	136.73 %	86.35 %	50.38 %

[1] The adjusted financial results and ratios are not presented in accordance with GAAP as the amounts and ratios exclude the effect of the contribution to the Foundation, net of income tax benefit.

[2] The contribution to the Foundation of $26.0 million takes into account the $14.0 million of income tax benefit associated with the $40.0 million contribution.

Interest and Dividend Income
Total interest and dividend income for the current quarter was $87.2 million compared to $98.9 million for the quarter ended December 31, 2009. The $11.7 million decrease was primarily a result of an $8.6 million decrease in interest income on loans receivable and a $5.4 million decrease in interest income on mortgage-backed securities ("MBS"), partially offset by a $2.2 million increase in interest income on investment securities.

Interest income on loans receivable for the current quarter was $65.9 million compared to $74.5 million for the prior year quarter. The $8.6 million decrease in interest income was due to a $413.5 million decrease in the average balance of the portfolio, and a 24 basis point decrease in the weighted average yield to 5.13% for the current quarter.

Interest income on MBS for the current quarter was $15.4 million compared to $20.8 million for the prior year quarter. The $5.4 million decrease was a result of a $284.9 million decrease in the average balance of the portfolio due to principal repayments which were not entirely reinvested into additional MBS and to a 55 basis point decrease in the weighted average yield to 3.85% for the current quarter.

Interest income on investment securities for the current quarter was $4.8 million compared to $2.6 million for the prior year quarter. The $2.2 million increase was due to an $824.8 million increase in the average balance of the portfolio, partially offset by a 53 basis point decrease in the weighted average yield to 1.42% for the current quarter.

Interest Expense
Total interest expense decreased $6.8 million to $47.2 million for the current quarter from $54.0 million for the prior year quarter. The decrease in interest expense was due primarily to a $4.7 million decrease in interest expense on deposits and a $1.7 million decrease in interest expense on Federal Home Loan Bank ("FHLB") advances.

Interest expense on deposits for the current quarter was $17.4 million compared to $22.1 million for the prior year quarter. The $4.7 million decrease in interest expense on deposits was primarily due to a decrease in the weighted average rate paid on the certificate of deposit portfolio, as the portfolio continued to reprice to lower market rates.

Interest expense on FHLB advances for the current quarter was $23.1 million compared to $24.8 million for the prior year quarter. The $1.7 million decrease in interest expense on FHLB advances was due primarily to a 20 basis point decrease in the weighted average rate, due to the refinancing and renewal of maturing FHLB advances, between the two periods, at rates lower than the existing portfolio.

Provision for Loan Losses
The Company recorded a provision for loan losses of $650 thousand during the current quarter, compared to a provision of $3.1 million for the prior year quarter. The provision recorded in the current quarter was due primarily to an increase in and establishment of specific valuation allowances, primarily on purchased loans.

Other Income and Expense
Total other income was $6.3 million for the current quarter compared to $13.1 million for the prior year quarter. The $6.8 million decrease was due primarily to no gains on the sale of securities in the current year quarter.

Total other expense was $63.3 million for the current quarter compared to $22.7 million for the prior year quarter. The $40.6 million increase was due primarily to a $40.0 million cash contribution to the Foundation in connection with the corporate reorganization.

In response to amendments to Regulation E by the Federal Reserve Board, which prohibit a financial institution from charging consumers fees for paying overdrafts on ATM and one-time debit card transactions unless the consumer consents or opts-in to this service, the Bank informed eligible accountholders of their options for handling these overdrafts and made related changes to its overdraft fee schedule during the fourth quarter of fiscal year 2010. As a result of the new fee schedule and the number of customers who elected to opt-in or opt-out, the Bank is estimating that its overdraft fee income will be reduced by approximately $3.3 million annually from the level of fees collected in the June 30, 2010 quarter. Management is analyzing the Bank's deposit account fee structure and plans to make adjustments to the structure during fiscal year 2011 to mitigate the reduction in fee income. It is unlikely, however, that all of the lost revenue will be recovered.

Effective October 31, 2010, the Bank discontinued its debit card rewards program. The discontinuation of the program is estimated to result in a $1.5 million decrease in advertising and promotional expense for fiscal year 2011.

A provision of the Dodd-Frank Act, commonly referred to as the "Durbin Amendment," directed the Federal Reserve Board to analyze the debit card payments system and fix the interchange rates based upon actual costs. The Federal Reserve Board has issued for comment its proposal to establish the interchange rate for all debit transactions at $0.12 each. The final rule, if adopted, will take effect on July 21, 2011. The amount proposed by the Federal Reserve Board reflects only their estimate of the actual processing costs for the transactions, and does not include any margins for technology investments or credit losses in the system. The Durbin Amendment also has been challenged in Federal District Court on the grounds of being unconstitutional, and a hearing is pending. Based upon the Federal Reserve Board's proposed interchange rate and the Bank's transaction volume in fiscal year 2010, it is estimated that the Bank's related fee income will be reduced by $4.0 million annually from current levels, if the final rule is adopted.

In November 2011, the Federal Deposit Insurance Corporation ("FDIC") adopted a new assessment structure for insured institutions. One of the significant changes includes using average total consolidated assets minus average tangible equity for the assessment base instead of average deposits and secured liabilities for the period. It is estimated the Bank will realize a reduction in its deposit insurance assessment of $1.9 million annually, beginning April 1, 2011. Pursuant to the Dodd-Frank Act, the FDIC has established 2.0% as the designated reserve ratio ("DRR"), that is, the ratio of the Deposit Insurance Fund to the insured deposit base. The FDIC has adopted a plan under which it will meet the statutory minimum DRR of 1.35% by September 30, 2020, the deadline imposed by the Dodd-Frank Act. The Dodd-Frank Act requires that institutions with assets of more than $10 billion bear the effect of the increase on in the statutory minimum DRR to 1.35%, from the former statutory minimum of 1.15%. Although the Bank had less than $10 billion in assets as of December 31, 2010, in the event the Bank's asset size grows to $10 billion or more, the effect of this provision of the Dodd-Frank Act may be to increase the Bank's cost of deposit insurance relative to institutions with less than $10 billion in assets.

Income Tax (Benefit) Expense

During the current quarter the Company recorded an income tax benefit of $6.4 million compared to $11.1 million of income tax expense in the prior year quarter. The income tax benefit was primarily a result of the $40.0 million contribution to the Foundation which resulted in $14.0 million of income tax benefit. The effective tax rate for the current quarter was 36.3% compared to 34.7% for the prior year quarter. The increase in the effective tax rate between periods was due primarily to the prior year quarter including a reduction of unrecognized tax benefits due to the lapse of statute of limitations.

The following is a reconciliation of the basic and diluted earnings (loss) per share calculations for the time periods noted.

	For the Three Months Ended December 31,	
	2010	**2009**
	(in thousands, except share and per share data)	
Net (loss) income [1]	$ (11,258)	$ 20,980
Average common shares outstanding	165,539,517	165,852,533
Average committed ESOP shares outstanding	1,272	1,240
Total basic average common shares outstanding	165,540,789	165,853,773
Effect of dilutive Recognition and Retention Plan ("RRP") shares [2]	--	12,214
Effect of dilutive stock options [2]	--	13,204
Total diluted average common shares outstanding	165,540,789	165,879,191
Net (loss) earnings per share:		
Basic [3]	$ (0.07)	$ 0.13
Diluted [3]	$ (0.07)	$ 0.13
Antidilutive stock options and RRP, excluded from the diluted average common shares outstanding calculation [2]	--	546,343

(1) Net income available to participating securities (unvested RRP shares) was inconsequential for the three months ended December 31, 2010 and December 31, 2009.

(2) RRP shares totaling 4,753 and options totaling 4,743 which were outstanding at December 31, 2010 were not included in the computation of diluted earnings per share as the effect on earnings per share would be antidilutive, due to the net loss for the three months ended December 31, 2010.

(3) All earnings per share information prior to the corporate reorganization in December 2010 have been revised to reflect the 2.2637 exchange ratio.

Comparison of Operating Results for the Three Months Ended December 31, 2010 and September 30, 2010

For the quarter ended December 31, 2010, the Company recognized a net loss of $11.3 million, compared to net income of $15.4 million for the quarter ended September 30, 2010. The net loss was due to the $40.0 million ($26.0 million, net of income tax benefit) contribution to the Foundation in connection with the corporate reorganization. Excluding the contribution to the Foundation and related income tax benefit, net income for the quarter was $14.7 million. Additionally, there was a $1.1 million decrease in net interest income and a $673 thousand decrease in total other income. The net interest margin for the current quarter was 1.88% compared to 1.99% for the quarter ended September 30, 2010. The 11 basis point decrease in the net interest margin was due primarily to lower yields on interest-earning assets, partially offset by an increase in the average balance of interest-earning assets compared to the quarter ended September 30, 2010.

Interest and Dividend Income
Total interest and dividend income for the current quarter was $87.2 million compared to $90.0 million for the quarter ended September 30, 2010. The $2.8 million decrease was primarily a result of a $2.5 million decrease in interest income on loans receivable.

Interest income on loans receivable for the current quarter was $65.9 million compared to $68.5 million for the quarter ended September 30, 2010. The $2.6 million decrease in interest income was primarily due to a $125.2 million decrease in the average balance of the portfolio, and a seven basis point decrease in the weighted average yield to 5.13% for the current quarter.

Interest Expense
Total interest expense decreased $1.6 million to $47.2 million for the current quarter from $48.8 million for the quarter ended September 30, 2010. The decrease was due primarily to an $805 thousand decrease in interest expense on deposits primarily due to a decrease in the weighted average rates on the certificate of deposit portfolio, and a $546 thousand decrease in interest expense on FHLB advances.

Provision for Loan Losses
The Company recorded a provision for loan losses of $650 thousand for the current quarter, compared to a provision of $750 thousand for the quarter ended September 30, 2010. The provision recorded in the current quarter was due primarily to an increase in and establishment of specific valuation allowances, primarily on purchased loans.

Other Income and Expense
Total other income was $6.3 million for the current quarter compared to $7.0 million for the quarter ended September 30, 2010. The $673 thousand decrease was due primarily to a $589 thousand decrease in gain on sale of loans held-for-sale as there was a decrease in the volume of loans sold during the current quarter.

Total other expense was $63.3 million for the current quarter compared to $23.3 million for the quarter ended September 30, 2010. The $40.0 million increase was due primarily to a $40.0 million contribution to the Foundation.

Income Tax (Benefit) Expense
During the current quarter the Company recorded an income tax benefit of $6.4 million compared to $8.7 million of income tax expense for the quarter ended September 30, 2010. The income tax benefit was primarily a result of the $40.0 million contribution to the Foundation which resulted in $14.0 million of income tax benefit. The effective tax rate for the current quarter increased marginally to 36.3% from 36.0 % for the quarter ended September 30, 2010.

The following table provides a summarized income statement and selected financial ratios for the time periods noted.

	For the Three Months Ended		
	December 31, 2010	September 30, 2010	December 31, 2009
	(Dollars in thousands, except per share amounts)		
Interest and dividend income:			
Loans receivable	$ 65,943	$ 68,476	$ 74,526
MBS	15,440	15,614	20,754
Investment securities	4,775	4,832	2,559
Other interest and dividend income	1,089	1,050	1,048
Total interest and dividend income	87,247	89,972	98,887
Interest expense:			
FHLB advances	23,131	23,677	24,819
Deposits	17,381	18,186	22,105
Other borrowings	6,730	6,968	7,109
Total interest expense	47,242	48,831	54,033
Provision for loan losses	650	750	3,115
Net interest income (after provision for loan losses)	39,355	40,391	41,739
Other income	6,317	6,990	13,131
Other expenses	63,338	23,257	22,749
Income tax (benefit) expense	(6,408)	8,677	11,141
Net (loss) income	$ (11,258)	$ 15,447	$ 20,980
Efficiency ratio	136.73%	48.32%	39.23%
Basic (loss) earnings per share [1]	$ (0.07)	$ 0.09	$ 0.13
Diluted (loss) earnings per share [1]	(0.07)	0.09	0.13

(1) All earnings per share information has been revised to reflect the 2.2637 exchange ratio due to the corporate reorganization in December 2010.

Financial Condition as of December 31, 2010

Total assets increased $1.31 billion, from $8.49 billion at September 30, 2010 to $9.80 billion at December 31, 2010, due primarily to the corporate reorganization in December 2010. The increase in assets was primarily in cash and cash equivalents as a result of the stock offering. Management anticipates the majority of the net proceeds from the stock offering will be invested in securities during the second quarter of fiscal year 2011. Capitol Federal Financial, Inc. plans to use the cash from the stock offering to buy short-term securities with laddered maturities in order to provide cash flows that can be used to repurchase stock, when allowed by federal banking regulations, or be reinvested into higher yielding assets if interest rates were to rise. The Bank plans to use the cash from the stock offering to purchase securities that are consistent with the Bank's current investment portfolio. These securities will have a shorter risk profile than the Bank's long-term fixed-rate mortgage portfolio in order to help shorten the overall duration of the Bank's total assets. The yields on these securities will be less than the yields on the Bank's current investment portfolio due to the lower interest rate environment, which will result in a decline in our net interest margin in the short term future. The intent of the Bank's investment portfolio is to create a steady stream of cash flows that can be redeployed into other assets as the Bank grows the loan portfolio or be reinvested into higher yielding assets should interest rates rise.

The balance of non-performing loans decreased $1.0 million from $32.0 million at September 30, 2010 to $31.0 million at December 31, 2010. The $1.0 million decrease was primarily composed of a $1.2 million decrease in purchased one- to four-family loans, partially offset by a $364 thousand increase in originated one- to four-family loans. The balance of loans 30 to 89 days delinquent increased $4.0 million from $24.7 million at September 30, 2010 to $28.7 million at December 31, 2010. The $4.0 million increase was primarily composed of a $2.4 million increase in originated one- to four-family loans and a $1.5 million increase in purchased one- to four-family loans. Total liabilities increased $254.1 million from $7.53 billion at September 30, 2010 to $7.78 billion at December 31, 2010, due primarily to an increase in deposits of $295.8 million. The increase in deposits was primarily in the certificate of deposit portfolio, which increased $181.5 million from $2.73 billion at September 30, 2010 to $2.91 billion at December 31, 2010.

During the current quarter, $200.0 million of fixed-rate FHLB advances with a weighted average contractual rate of 4.71% matured and were replaced with $200.0 million of fixed-rate FHLB advances with a weighted average contractual interest rate of 2.83% for a term of 83 months. Also during the current quarter, a maturing $100.0 million repurchase agreement with a contractual rate of 4.23% was replaced with another $100.0 million repurchase agreement with a contractual rate of 3.35% for a term of 84 months.

Stockholders' equity increased $1.06 billion, from $962.0 million at September 30, 2010 to $2.02 billion at December 31, 2010. The increase was due primarily to the net offering proceeds of $1.13 billion from the corporate reorganization in December 2010.

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. During the current quarter, Capitol Federal Financial paid cash dividends of $17.0 million, prior to the corporate reorganization in December 2010. The $17.0 million consists of a quarterly dividend of $10.6 million and a special dividend of $6.4 million related to fiscal year 2010 earnings, paid November 5, 2010, per the Company's prior dividend policy. In January 2011, the Company declared a quarterly cash dividend of $0.075 per share, which equates to $12.1 million, payable in February 2011. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, the Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company. At December 31, 2010, Capitol Federal Financial, Inc., at the holding company level, had $612.8 million on deposit with the Bank. It is still the intent of the Company to pay a $0.60 per share welcome dividend as soon as possible following regulatory approval.

Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a "well-capitalized" status in accordance with regulatory standards. As of December 31, 2010, the Bank exceeded all capital requirements of the Office of Thrift Supervision ("OTS"). The following table presents the Bank's regulatory capital ratios at December 31, 2010 based upon regulatory guidelines.

	Bank Ratios	Regulatory Requirement For "Well-Capitalized" Status
Tangible equity	13.9%	N/A
Tier 1 (core) capital	13.9%	5.0%
Tier 1 (core) risk-based capital	38.7%	6.0%
Total risk-based capital	39.0%	10.0%

A reconciliation of the Bank's equity under GAAP to regulatory capital amounts as of December 31, 2010 is as follows (dollars in thousands):

Total Bank equity as reported under GAAP	$ 1,389,529
Unrealized gains on available-for-sale securities	(27,969)
Other	(332)
Total tangible and core capital	1,361,228
Allowance for loan losses [1]	10,694
Total risk based capital	$ 1,371,922

[1] This amount represents the general valuation allowances calculated using the formula analysis. Specific valuation allowances are netted against the related loan balance on the Thrift Financial Report and are therefore not included in this amount

The following table provides a summarized consolidated balance sheet and selected balance sheet ratios at December 31, 2010 and September 30, 2010.

	Balance at	
	December 31, 2010	September 30, 2010
	(Dollars in thousands, except per share amounts)	
Total assets	$ 9,798,294	$ 8,487,130
Cash and cash equivalents	1,329,861	65,217
Available-for-sale securities	923,125	1,060,366
Held-to-maturity securities	2,119,826	1,880,154
Loans receivable, net	5,121,018	5,168,202
Capital stock of FHLB	121,768	120,866
Deposits	4,682,101	4,386,310
Advances from FHLB	2,350,126	2,348,371
Other borrowings	668,609	668,609
Stockholders' equity	2,018,973	961,950
Equity to total assets at end of period	20.6%	11.3%
Book value per share	$ 12.50	$ 13.11

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 46 branch locations in Kansas and Missouri. Capitol Federal Savings Bank is one of the largest residential lenders in the State of Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in Capitol Federal Financial Inc.'s SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer and Treasurer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com